15025788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 16 2015 WASH., D.C. 201

SEC FILE NUMBER
8- 68962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynasty Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, 32nd Fl
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael C Brown 212-373-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Ste 290, Livingston, NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MG 3/19

OATH OR AFFIRMATION

I, Michael C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynasty Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael C. Brown
Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dynasty Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2014

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

SEC MAIL PROCESSING
RECEIVED
MAR 16 2015
WASH, D.C. 201 SECTION

Dynasty Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2014

Dynasty Securities, LLC

DECEMBER 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC
New York, New York

We have audited the accompanying financial statements of Dynasty Securities, LLC which comprise the statements of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Dynasty Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynasty Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
March 12, 2015

DYNASTY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	87,504
Prepaid expenses		2,288
TOTAL ASSETS	$	89,792
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to Dynasty Financial Partners, LLC	$	25,888
Accounts Payable and Accrued Expenses		8,800
TOTAL LIABILITIES		34,688
MEMBER'S EQUITY		55,104
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	89,792

See notes to financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenues		
Commission Income	$	181,317
Referral Fees		13,982
TOTAL REVENUES		195,299
Expenses		
Employee Compensation and Benefits		63,523
Professional Fees		134,664
Occupancy Costs		18,942
Travel		14,911
Marketing		8,165
Depreciation		3,891
Meals and entertainment		2,169
General and administrative		8,615
TOTAL EXPENSES		254,880
NET LOSS	$	(59,581)

See notes to financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Balance, January 1, 2014	$	114,685
Net loss		(59,581)
Balance, December 31, 2014	$	55,104

See notes to financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net loss	$	(59,581)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in assets and liabilities		
Due from affiliate		86,470
Prepaid expenses		828
Accounts payable and accrued expenses		25,954
Net cash provided by operating activities		53,671
Net increase in cash		53,671
Cash, beginning of year		33,833
Cash, end of year	$	87,504

See notes to financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Dynasty Securities, LLC (the "Company", originally formed as PPS Securities, LLC) was formed on August 16, 2011, in the state of New York. On March 21, 2013, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on March 21, 2013, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Commissions received from an unrelated third party are the primary source of revenue for Dynasty Securities. Dynasty Securities obtains certain administrative and other services from the unrelated third party who is also a broker-dealer and FINRA member. The unrelated third party has and is willing to continue to furnish or make such services available to Dynasty Securities. The unrelated third party will provide or otherwise make available to Dynasty Securities those services and other third-party services. In accordance with its usual and customary practices the unrelated third party shall make deductions for the services from commissions payable to Dynasty Securities and shall itemize each deduction by the service provided.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operation is allocated to the Company's members.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. At December 31, 2014, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2014 financial statements. No interest or penalties were incurred for the period January 1, 2014 to December 31, 2014.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through March 13, 2015, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31,2014, the Company's net capital is as follows:

Net capital	$ 52,816
Net capital requirement	5,000
Excess Net Capital	$ 47,816
Aggregate indebtedness to net capital	65.68%

NOTE 2 - NET CAPITAL REQUIREMENTS:

(Continued)

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 3 - RELATED PARTY TRANSACTIONS:

From time to time, Dynasty Financial Partners, a related party through common ownership provides certain services for Dynasty Securities, LLC, under an expense sharing agreement. During the year ending December 31, 2014, Dynasty Financial Partners, LLC charges Dynasty Securities, LLC for professional fees, salaries, rent, etc that totaled $254,880. For the year ending December 31, 2014, Dynasty Securities, LLC owes Dynasty Financial Partners, LLC $25,888 for these services.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Dynasty Securities, LLC
New York, New York

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Dynasty Securities, LLC's financial statements as of and for the year ended December 31, 2014, and our report thereon, dated March 12, 2015, which expressed an unmodified opinion on those financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the company's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
March 12, 2015

DYNASTY SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

Computation of net capital		
Total member's equity	$	55,104
Deductions and/or charges		
Aged receivables and other assets	$	(2,288)
Net capital	$	52,816
Computation of aggregate indebtedness		
Due to Dynasty Financial Partners, LLC	$	25,888
Accounts payable		8,800
Aggregate indebtedness	$	34,688
Computation of basic net capital requirement		
Minimum net capital required (6.23% of aggregate indebtedness)	$	2,313
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	47,816
Net capital less 120% of net capital	$	46,816
Ratio: Aggregate indebtedness to net capital		65.68%

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 Part II as of December 31, 2014.

See report of independent registered public accounting firm.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Dynasty Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dynasty Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Dynasty Securities, LLC stated that Dynasty Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dynasty Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynasty Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
March 12, 2015

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Dynasty Securities, LLC, (the Company) to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Dynasty Securities LLC."

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire calendar year ending December 31, 2014, without exception.

Dynasty Securities, LLC

I, Michael C. Brown, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: ______________________

Title: Chief Compliance Officer

February 27, 2015